GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

March [__], 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tara Harkins

Kevin Kuhar

Deanna Virginio

Jeffrey Gabor

Re:

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”) pursuant to 17 C.F.R. § 200.83 (the “Rule 83”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Rule 83 on February 11, 2021 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 10, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted February 11, 2021

Summary, page 3

1. We note your use of “nutraceutical.” The term “nutraceutical” has no meaning in FDA rules and regulations. To the extent you use the term, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor.

Response: In response to the Staff’s comment, the Company has replaced the term “nutraceutical” with the term “botanical.”

2. We note your statements that hemp-based products have “various health benefits,” that the growth of the market is due to “increased incidences of diseases such as epilepsy and other sleep disorders,” that your primary products “combat pain, depression, and anxiety” and also “provide better calm and sleep to the end user.” Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.

Response: In response to the Staff’s comment, the Company has removed the referenced claims.

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BERLIN¬
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
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HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
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SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
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TOKYO¤
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WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH

¬ OPERATES AS
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* OPERATES AS A
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+ OPERATES AS
GREENBERG TRAURIG, S.C.
* * STRATEGIC ALLIANCE
∞ OPERATES AS
GREENBERG TRAURIG LLP
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^ A BRANCH OF
GREENBERG TRAURIG, P.A.,
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¤ OPERATES AS
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~ OPERATES AS
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GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

March [__], 2021

3. Please revise to provide the basis for your statements that the “market for hemp-derived products is expected to increase exponentially over the next five years,” that “Grove is well positioned to be a dominant player in the hemp industry”, that “you offer the industry’s most comprehensive portfolio of CBD products,” that you have a “leading market position in the CBD industry trade show,” and that you are the “Leader in CBD Product Research and Development.”

Response: In response to the Staff’s comment, the Company has added references for or removed the referenced claims.

Recent Transactions, page 6

4. Please file the acquisition agreements referenced as exhibits to the registration statement. Refer to Item 601(b)(2) of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company intends to file the referenced acquisition agreements as exhibits when the Registration Statement is publicly filed.

Risk Factors

If we are unable to protect our intellectual property rights, our competitive position could be harmed, page 14

5. Please expand your disclosure to state that you do not currently have any patents, trademarks or copyrights.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the Company’s intellectual property on page 57 of Amendment No. 1.

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There is limited availability of clinical studies, page 20

6. Please remove statements regarding your belief that all of your products are safe when taken as directed. Determinations of safety are solely within the authority of the FDA.

Response: In response to the Staff’s comment, the Company has removed the referenced statements.

Laws and regulations affecting the CBD industry are evolving under the Farm Bill, page 21

7. We note your disclosure that the 2018 Farm Bill. Please revise your disclosure to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and requirements for any hemp-derived cannabinoid product to be excluded from Schedule 1 of the Controlled Substances Act. Additionally, please discuss restrictions applicable to the use of cannabis-derived products in clinical research and development.

Response: In response to the Staff’s comment, the Company has added additional disclosure to clarify the scope of the 2018 Farm Bill and restrictions applicable to use of cannanbis-derived products in clinical research and development.

8. Please expand your risk factor disclosure to discuss at length the current concerns of the FDA regarding products that contain cannabis or cannabis-derived compounds, including CBD. We note in particular that the FDA has deemed marketing food containing CBD or labeling it as a dietary supplement to be illegal. Also disclose any material risks relating to state or foreign regulations on your business. Please include similar disclosure in the Summary and Business sections where you discuss the 2018 Farm Bill.

Response: In response to the Staff’s comment, the Company has added additional disclosure to discuss the current concerns of the FDA.

Use of Proceeds, page 26

9. With reference to Item 504 of Regulation S-K, please revise to identify the principal purposes and the approximate amount intended to be used for each such purpose. For instance, we note that your disclosure on page 24 indicates that you intend to use the net proceeds from this offering to fund, among other purposes, new and ongoing research and development expenses and hiring of additional personnel.

Response: In response to the Staff’s comment, the Company has added additional disclosure with respect to the Company’s intended use of the net proceeds from this offering.

Capitalization, page 27

10. Please address the following in your capitalization table:

•	Revise to incorporate indebtedness, including long-term debt and notes payable, as part of your capitalization.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the amount of indebtedness.

•	Include a mathematically accurate total for capitalization at the bottom of the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the total calculation.

•	Ensure the pro forma amount are consistent with the offering, we note that you assumed $5.00 per share which is not finalized in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the pro forma amounts and used $5.00 as the number for calculation as that is what is expected and will adjust if this is changed.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

March [__], 2021

Liquidity and Capital Resources, page 40

11. We note your disclosure on page F-34 that the Company and Infusionz each entered into a Paycheck Protection Program loan in connection with the COVID-19 pandemic. Please describe the material terms of each PPP loan. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company has added additional disclosure with respect to the material terms of each PPP loan on page 40 of Amendment No. 1.

12. We note your disclosure that certain factors raise substantial doubt about your ability to continue as a going concern and that there is no assurance that the Company will be able to finance operating costs over the next twelve months with existing cash on hand and/or the private placement of Common Stock. Please expand your disclosure to describe the potential consequences to your business if you are unable to raise additional financing.

Response: In response to the Staff’s comment, the Company has added additional disclosure with respect to the consequences of failure to raise necessary additional capital.

Stock Based Compensation, page 42

13. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: In response to the Staff’s comment, the Company intends to provide the requested information once the Company has an estimated offering price or range.

Description of Business, page 43

14. We note your disclosure on page 21 that a significant amount of your net sales, in certain markets, is dependent on a few key distributors and their extensive sales networks and that the loss or inactivity of one or more of these key distributors who generate a significant amount of your net sales could have a material adverse effect on your business, results of operations and financial condition. To the extent your business is substantially dependent on such distributors, please identify the distributors, describe the material terms of your agreements with such distributors and file the agreements as exhibits to your registration statement. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company has removed the disclosure on page 21 as it does not currently have any key distributors.

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March [__], 2021

Our Products, page 44

15. Please revise to clarify whether your primary products are all commercial products or whether any are currently still in development, including the current status of development. In this regard, we note your statements that you cannot assure investors that you will successfully market and sell your “planned” products.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company’s primary products are commercial products and none are in the development stage, and has revised the referenced statements accordingly.

Government Regulation, page 56

16. We note your disclosure that you currently export to several European countries and have begun searching for a quality distribution partner familiar with European regulations and distribution processes. Please expand your disclosure to discuss any foreign regulations applicable to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company’s exports to European countries are flavoring products and do not include any hemp or CBD, and there are no foreign regulations applicable to the Company’s business.

Management Employment Agreements, page 60

17. Please file your employment agreements with each of your executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company intends to file the referenced employment agreements as exhibits when the registration statement is publicly filed.

Certain Relationships and Related Party Transactions, page 65

18. Please disclose the name of the related person as required by Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the name of the shareholder.

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Experts, page 79

19. Based on the change in your auditor, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures, filed as an exhibit to the registration statement. Refer to Item 11(i) of Form S-1.

Response: In response to the Staff’s comment, the Company has revised the disclosures with respect to the former auditor and included a letter from the former auditor as Exhibit 16.1 to the Amendment No. 1.

Note 2. Significant Accounting Policies
Revenue, page F-10

20. We note from page 16 and throughout the filing that you provide services to your customers and that COVID has limited your ability to visit customer sites to perform services related to your products. Please tell us and revise your filing to disclose the nature of the services that you provide to your customers that accompany your products. Within your discussion, please explain how you are accounting for these services under ASC 606.

Response: In response to the Staff’s comment, the Company has revised the risk factor “The COVID-19 pandemic and the efforts to mitigate its impact may have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.” on page 16 to describe the nature of customer visits. The Company visits customers and potential customers for sales presentations and not to perform services related to its products.

21. We note that you recognized $1.3 million in trade show revenue during fiscal 2020 but that you cancelled your 2020 trade show. Please revise throughout the filing to state, if true, that you cancelled your November 2020 trade show and clarify that you held the November 2019 show.

Response: In response to the Staff’s comment, the Company has revised the references to clarify that the November 2020 trade show was cancelled. The revenue related to the November 2019 trade show was included in the fiscal year ended June 30, 2020.

Note 15. Segment Information, page F-23

22. Please tell us and revise the filing to disclose why you do not allocate any general and administrative expenses to your product segment category. Additionally, describe and disclose the specific types of material amounts included in the “other” category and not allocated to the reportable segments’ profit or loss and assets for each period presented. Refer to ASC 280-10-50-29 through 50-31.

Response: In response to the Staff’s comment, the Company has revised the disclosure to describe the allocation of general and administrative expenses to product sales, and to include descriptions of the amounts included in the “other” category.

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March [__], 2021

23. We note your disclosure on pages 44-53 related to your different type of products. Please revise the filing to disclose your revenue by product pursuant to ASC 280-10-50-40 for each reporting period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain that it does not track sales by specific product category across various channels.

24. We note the line item Sales and marketing in the June 30, 2020 reconciliation is not mathematically accurate. Please revise.

Response: In response to the Staff’s comment, the Company has revised the line item accordingly.

Note 16. Subsequent Events, page F-24

25. We note that your board of directors approved a reverse stock split of your outstanding common stock with a record date of February 5, 2021. Please revise the filing to comply with ASC 260-10-55-12 and SAB Topic 4C.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the reverse stock split and adjusted all shares in the document accordingly.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Acquisitions, page F-31

26. We note that you acquired Infusionz LLC for $3.4 million, which will consist of an estimated $3 million in shares of common stock and $350,000 in cash. Please address the following with reference to ASC 805 and revise the filing as appropriate:

•	Clarify if the agreement guarantees a specified number of common shares, the fair value of common shares to be issued or a combination of both.

Response: In response to the Staff’s comment, the Company has revised Note 2 to clarify the consideration to be paid pursuant to the agreement.

•	Provide calculations describing how the number of common shares to be issued will be determined.

Response: In response to the Staff’s comment, the Company has revised Note 2 to clarify the consideration to be paid pursuant to the agreement.

•	Describe the time frame for the delivery of common shares. We note for example that additional shares were issued on November 1, 2020.

Response: In response to the Staff’s comment, the Company has revised Note 2 to clarify the time frame for the delivery of common shares.

•	Describe how you accounted for and valued the common shares issued on November 1, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the calculation of the valued common shares and has consistently used the last price paid for the shares.

•	Clarify what the balance sheet account Acquisition payable represents and how the value was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure with respect to the acquisition payable and added a table detailing the reduction of the acquisition payable for both cash consideration and equity consideration.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

March [__], 2021

27. Please revise to disclose the information required by ASC 805-10-50-2(h), including the supplemental pro forma information.

Response: In response to the Staff’s comment, the Company has included the pro forma information.

Infusionz LLC’s Financial Statements, page F-39

28. Considering the significance of the Infusionz acquisition consummated on July 1, 2020, please tell us, and revise if necessary, how you considered the requirements for pro forma financial statements under Rule 8-05 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included the pro forma information.

General

29. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, there have been no written communications.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (916) 868-0630 or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM